Filed pursuant to Rule 433
Registration Statement No. 333-164563

Dear Shareholder and/or Friend of Zion

Here is an 'unscheduled' update, commenting on the recent event offshore Israel and giving you an opportunity to see Zion's latest film (see below).

RECENT EVENT - (The Gaza bound flotilla)

I received a telephone call from a concerned stockholder asking about the recent event offshore Israel and its effect on the relationship between Zion Oil & Gas, Inc (in Israel) and Aladdin Middle East Ltd (in Turkey).

I have been in contact with Cetin Mumcuoglu, the General Manager of Aladdin Middle East Ltd, in Ankara, Turkey, and he is not concerned. International incidents will occur from time to time, but business continues without interruption.

He commented to me, "We will continue with our business relationship even more strongly."

Zion Oil & Gas and AME have excellent relations based on mutual respect and trust, so we expect that recent events will have little effect on our continuing business relationship.

Additionally, our Caesarea office and our petroleum exploration areas are in Northern Israel, well away from the Gaza area in Southern Israel, so everything is proceeding as normal.

At present, we do not anticipate that the recent event will have any material adverse effect on our business.

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A NEW ZION FILM

I hope you will find our latest film enjoyable. In the film, Bill Ottaviani (Zion's President and Chief Operating Officer) and I explain why Zion Oil & Gas, Inc. has decided to establish Zion Drilling, Inc. and purchase Aladdin Middle East Ltd's 2,000 horsepower drilling rig, as soon as practicable.

Filming took place in both Israel and Turkey, and gives you a chance to learn the strategic thinking behind some of our business decisions.

To watch the film, please click here and feel free to share the link to the film with your friends.

RIGHTS OFFERING

Under the rights offering (see www.zionoil.com/investor-center) Zion stockholders, at the close of business on May 6, 2010, were issued, at no charge, the following

ONE subscription right for every TWO shares of stock owned (as of the close of business on May 6, 2010).

Each subscription right entitles the holder to purchase one share of Zion stock at a price of $5.00, irrespective of the market price at the time of purchase.

The subscription rights may be exercised at any time prior to the end of June 2010. However, after 5:00 pm EDT on June 30, 2010, unexercised subscriptions rights just expire with no residual value.

Please note that if you want to exercise your rights and you hold your stock in a brokerage account, then you will need to contact your broker to determine when and how you can exercise your rights, as each individual brokerage firm has their own timeline and procedures for processing subscriptions.

As detailed in the press release, we plan to use the proceeds from the rights offering: (a) to purchase a 51% interest in a new company (Zion Drilling, Inc. that will own a 2,000 horsepower drilling rig), (b) to drill further 'deep' exploration wells on Zion's licenses in Israel (in continuation of Zion's oil and gas exploration efforts) and (c) for general corporate purposes.

This opportunity is only available until June 30, 2010.

PLEASE VOTE YOUR ZION SHARES AS SOON AS POSSIBLE

The Zion shareholders own Zion Oil & Gas, Inc.

But management can only manage Zion effectively if you support us by voting your shares.

If you have already voted... thank you!

But if you haven't yet voted... please take action...

In prior years, the SEC allowed brokers to vote the shares of stockholders who held shares at the broker but did not express an opinion as to how they wished to vote their shares.

The new rules do not allow your shares to be voted on certain items without you personally voting your shares, so please vote your shares today.

You can vote either by returning your prepaid voting card, by telephone or by way of the Internet.

Your vote really does count, so please take a very few minutes in order to exercise your right as a Zion Oil & Gas stockholder.

"In your good pleasure, make Zion prosper..."

Psalm 51:18

Thank you for your support of Zion, and

Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, the presence or recoverability of hydrocarbons, the sufficiency of cash reserves, ability to raise additional capital, the successful establishment of the drilling subsidiary and the negotiation and execution of definitive agreements with AME (the current owner of the drilling rig) with respect thereto, timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE
Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

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More information about Zion is available at www.zionoil.com or by contacting Michael Williams at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com
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